UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Santiago, December 21, 2007

Mr.

Guillermo Larraín Ríos

Superintendent of Securities and Insurance

Present

Re:	Relevant Fact

To Whom It May Concern:

In accordance with applicable law, particularly Circular No. 660 of the Superintendency of Securities and Insurance, I hereby inform you that during the Ordinary Meeting held on December 21, 2007, the Board of Directors of Lan Airlines S.A. approved the payment of an interim dividend of US$0.35389 per share from the profits of the company during 2007. The dividend shall be paid beginning on January 17, 2008 to shareholders of record on the fifth business day prior to such date.

With no further matters, yours sincerely,

Alejandro de la Fuente G.

Chief Financial Officer

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago Bolsa Electrónica de Chile Bolsa de Corredores de Valparaíso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Alejandro de la Fuente Chief Financial Officer